SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

BALDOR ELECTRIC COMPANY

(Name of Subject Company)

BALDOR ELECTRIC COMPANY

(Name of Person Filing Statement)

Common Stock, $0.10 Par Value

(Title of Class of Securities)

057741100

(CUSIP Number of Class of Securities)

George E. Moschner

Chief Financial Officer and Secretary

Baldor Electric Company

5711 R. S. Boreham, Jr. St.

Fort Smith, Arkansas 72901

Tel.: (479) 646-4711

Fax: (479) 648-5701

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Thomas E. Proost Thompson Coburn LLP One US Bank Plaza St. Louis, Missouri 63101 (314) 552-6000	Eduardo Gallardo James J. Moloney Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166 (212) 351-4000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Baldor Electric Company, a Missouri corporation (“Baldor” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on December 8, 2010 (as amended or supplemented from time to time, the “Statement”), relating to the tender offer (the “Offer”) by Brock Acquisition Corporation, a Missouri corporation (“Merger Sub”) and an indirect wholly-owned subsidiary of ABB Ltd, a corporation organized under the Laws of Switzerland (“Parent”), to purchase all of the outstanding shares of Company’s common stock, $0.10 par value (the “Shares”), at a purchase price of $63.50 per Share, net to the seller in cash without any interest (the “Offer Price”) and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 8, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), as required by the Agreement and Plan of Merger, dated as of November 29, 2010, by and among Parent, Merger Sub and the Company (the “Merger Agreement”). Unless otherwise indicated, all terms used herein but not defined shall have the meanings ascribed to them in the Statement.

Item 8. Additional Information.

Litigation.

Item 8 of the Statement is hereby amended and supplemented by adding the following after the seventh paragraph in the Section of the Statement entitled “Litigation”:

“On January 6, 2011, the Arkansas Court entered a scheduling order setting a hearing on preliminary approval of the settlement for February 15, 2011.”

Item 8 of the Statement is hereby amended and supplemented by adding the following after the last paragraph in the Section of the Statement entitled “Litigation”:

“On January 6, 2011, counsel for plaintiff in the Ecker Action informed defendants’ counsel that they intended to withdraw their motions for expedited discovery and a preliminary injunction. Plaintiff’s counsel indicated that they would continue to pursue “damages claims” against the defendants following consummation of the Transaction. The following day, the Circuit Court of St. Louis County, Missouri signed an agreed order (i) memorializing the Ecker plaintiff’s withdrawal of his motions for expedited discovery and a preliminary injunction; (ii) memorializing defendants’ withdrawal of their motion for a stay of the Ecker Action; (ii) transferring the Ecker Action to the court handling the Fortier Action; and (iv) consolidating the Ecker Action and Chance Action with the Fortier Action.”

Other Foreign Laws

Item 8 of the Statement is hereby amended and supplemented by adding the following to the end of the second paragraph in subsection “Other Foreign Laws” in the Section of the Statement entitled “Regulatory Approvals”:

“On January 1, 2011, the Austrian Federal Competition Authority cleared Parent’s acquisition of the Company without conditions. The waiting period in Canada under the Competition Act (Canada) expired on January 10, 2011.”

Recent Transactions in the Securities of the Company.

Item 8 of the Statement is hereby amended and supplemented by restating in its entirety the Section of the Statement entitled “Recent Transactions in the Securities of the Company” as follows:

“Since December 8, 2010, executive officers and directors of the Company have sold an aggregate of 45,114 Shares in open market transactions, at prices ranging from $63.11 to $63.38. Such transactions are reflected on Form 4s filed with the SEC.”

Extension of the Offer.

Item 8 of the Statement is hereby amended and supplemented by adding the following immediately before the Section of the Statement entitled “Forward-Looking Statements”:

“Extension of the Offer.

On Tuesday, January 11, 2011, Parent and the Company announced that Merger Sub had extended the expiration date of the Offer until 5:00 p.m., New York City time, on Wednesday, January 19, 2011. The Offer was previously scheduled to expire at 12:00 midnight, New York City time, on the night of Monday, January 10, 2011 (the “Prior Expiration Time”). In order to reflect the extension of the Offer, all references in the Statement to “12:00 midnight, New York City time, on the night of Monday, January 10, 2011” as the expiration date of the Offer are hereby replaced, as appropriate, with “5:00 p.m., New York City time, on Wednesday, January 19, 2011.” The Offer remains subject to further extension and all other terms and conditions of the Offer remain unchanged.

According to information provided by Parent and Merger Sub, as of the Prior Expiration Time, a total of approximately 40,970,885 Shares, representing 86.38% of the 47,429,863 outstanding Shares as of January 10, 2011, had been tendered and not withdrawn pursuant to the Offer.

The full text of the press release issued by Parent and the Company announcing the extension of the Offer is filed as Exhibit (a)(23) hereto and is incorporated by reference.”

Annex I. Information Statement.

All references to the expiration date of the Offer in the Information Statement, which is attached as Annex I to the Statement, are hereby amended to refer to an expiration date of 5:00 p.m., New York City time, on Wednesday, January 19, 2011.

Item 9.  Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description
(a)(23)	Press Release issued by Parent and the Company, dated January 11, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BALDOR ELECTRIC COMPANY

By:	/s/ George E. Moschner
Name:	George E. Moschner
Title:	Chief Financial Officer and Secretary

Dated: January 11, 2011